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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 6-K

                    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT
                         TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934

For the month of: April, 2005

Commission File Number: 000-50393

                                 NEUROCHEM INC.

                          275 Armand-Frappier Boulevard
                                  Laval, Quebec
                                     H7V 4A7

Indicate by check mark whether the registrant files or will file annual reports
under cover of Form 20-F or Form 40 F.          Form 20-F [ ] Form 40-F [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                                                Yes [ ] No [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
                                                Yes [ ] No [X]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g-3 under the Securities Exchange Act of 1934.

                                                Yes [ ] No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

                                   SIGNATURES:

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                         NEUROCHEM INC.
April 19, 2005

                                         By:        /s/ David Skinner
                                             -----------------------------------
                                         David Skinner
                                         General Counsel and Corporate Secretary
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(NEUROCHEM LOGO)

                                                   Neurochem Inc.
                                                   275 Armand-Frappier Blvd.
                                                   Laval, Quebec, Canada H7V 4A7


For further information, please contact:

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
Lise Hebert, PhD                                   Tel: (450) 680-4572
Vice President, Corporate Communications           lhebert@neurochem.com
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                   NEUROCHEM ANNOUNCES PRELIMINARY RESULTS OF
                  PHASE II/III CLINICAL STUDY FOR FIBRILLEX(TM)
                    PLANS MEETING WITH FDA TO PRESENT RESULTS

Ecublens, Switzerland, April 18, 2005 - Neurochem (International) Limited (Neurochem), a wholly-owned subsidiary of Neurochem Inc. (NASDAQ: NRMX; TSX:
NRM), announced today preliminary results from the Phase II/III clinical study for its investigational product candidate Fibrillex(TM) for the treatment of Amyloid A (AA) Amyloidosis, a disease that normally progresses to end-stage renal failure and death and for which no specific treatment exists.

This trial was the largest placebo-controlled study ever done in this patient population and provides a new understanding about the course of the disease. There were 183 patients enrolled in the Phase II/III clinical trial: 89 on Fibrillex(TM) and 94 on placebo. Patients were treated for 24 months. The objective of the study was to determine the ability of Fibrillex(TM) to treat AA Amyloidosis and to assess safety compared with placebo in the patient population with impaired renal function at baseline. The composite primary endpoint of the study included kidney function measurements and death and called for a 20 percent absolute difference in the number of patients stabilized/improved between the Fibrillex(TM) and placebo groups.

An assessment of the preliminary data on the composite primary endpoint indicates that there were 13.4 percent more patients whose condition remained stable or improved on Fibrillex(TM) compared to placebo (p-value of 0.06). However, Fibrillex(TM) did not achieve the study's pre-specified p-value of 0.01 on the primary endpoint. Preliminary analysis of all parameters of the secondary efficacy endpoints measuring the decline in renal function, including progression to end-stage renal failure/dialysis and slope of

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decline of creatinine clearance, suggests that Fibrillex has a clinical effect on the course of AA Amyloidosis.

The preliminary data also suggest Fibrillex(TM) is well tolerated and the overall incidence of adverse events, including serious adverse events, is not significantly different between Fibrillex(TM)-treated and placebo-treated patients.

Accordingly, Neurochem intends to continue with plans to seek regulatory approval of Fibrillex(TM). As part of this process the company will pursue discussions about its data with the U.S. Food and Drug Administration (FDA) in line with established procedures for its on-going Pilot 2 Program. Neurochem and its partner remain committed to the development of Fibrillex(TM).

NEXT STEPS

The company plans to complete its analysis of the Phase II/III data and present it to the FDA as soon as possible. It also plans to present data at international medical conferences in the first half of 2005. Neurochem intends to honor its commitment to continue to supply Fibrillex(TM) to any patient receiving the drug through the 24-month on-going open-label extension study. Patients currently on Fibrillex(TM) should consult their physician about their on-going treatment at the first opportunity.


ABOUT FIBRILLEX(TM)

Fibrillex(TM) is an oral investigational product candidate for the treatment of AA Amyloidosis through the prevention of amyloid fibril formation.

Fibrillex(TM) has been selected by the Cardio-Renal Drug Product Division of the FDA to be part of the Continuous Marketing Applications Pilot 2 program aimed at further accelerating the development and eventual marketing of this product candidate. Under this Pilot 2 program, each FDA division is permitted to select only one product candidate.

Fibrillex(TM) has already received Orphan Drug Status designation in the United States and Orphan Medicinal Product designation in Europe.


ABOUT AA AMYLOIDOSIS

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AA Amyloidosis is a progressive and fatal condition that occurs in a proportion of patients with chronic inflammatory diseases, including rheumatoid arthritis, ankylosing spondylitis, juvenile rheumatoid arthritis, and Crohn's disease. The disease also occurs in patients suffering from many other conditions ranging from chronic infections to inherited inflammatory diseases such as Familial Mediterranean Fever. The most common clinical presentation of AA Amyloidosis is renal dysfunction. Involvement of the gastrointestinal system is also frequent and is usually manifested as chronic diarrhea, gastrointestinal bleeding, abdominal pain and malabsorption. Enlargement of the liver and the spleen may also occur in some patients.

ABOUT NEUROCHEM INC. Neurochem Inc. is focused on the development and commercialization of innovative therapeutics for neurological disorders. Its pipeline of proprietary, disease-modifying oral products addresses critical unmet medical needs. 1,3-propanedisulfonate (1,3PDS; Fibrillex(TM)) is designated as an orphan drug and a Fast Track Product candidate and is also part of an FDA Continuous Marketing Applications Pilot 2 program. The Phase II/III clinical trial of Fibrillex(TM) for the treatment of AA Amyloidosis was concluded in December 2004. 3-amino-1-propanesulfonic acid (3APS; Alzhemed(TM)), for the treatment of Alzheimer's Disease, is in a Phase III clinical trial and 3APS (Cerebril(TM)), for the prevention of Hemorrhagic Stroke caused by Cerebral Amyloid Angiopathy, has completed a Phase IIa clinical trial.

TO CONTACT NEUROCHEM
For additional information on Neurochem and its drug development programs, please call the North American toll-free number 1 877 680-4500 or visit our Web Site at: www.neurochem.com.

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This news release contains forward-looking statements regarding Fibrillex(TM), as well as continuing and further development efforts. These statements are based on the current analysis and expectations of management. Drug development necessarily involves numerous risks and uncertainties, which could cause actual results to differ materially from this current analysis and these expectations. Analysis regarding the results of clinical trials may not provide definitive results regarding safety, tolerability or

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therapeutic benefits. Even if all the endpoints sought in the clinical trials were met (which is not certain), there is no certainty that regulators would ultimately approve Fibrillex(TM) for sale to the public. Risks and uncertainties may include: failure to demonstrate the safety, tolerability and efficacy of our product, the expense and uncertainty of obtaining regulatory approval, including from the FDA, and the possibility of having to conduct additional clinical trials. Additionally, even if regulatory approval is obtained, therapeutic products are generally subject to: stringent on-going governmental regulation, challenges in gaining market acceptance, and competition. Neurochem does not undertake any obligation to publicly update its forward-looking statements, whether as a result of new information, future events, or otherwise.